Via Facsimile and U.S. Mail
Mail Stop 6010

June 14, 2006

Mr. Robert P. Restrepo, Jr.
President and Chief Executive Officer
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio

Re: **State Auto Financial Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed on March 13, 2006
        File No. 000-19289

Dear Mr. Restrepo:

        We have limited our review of your filing to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 28

Critical Accounting Policies, page 31

1.   We believe your disclosure regarding the estimation of the reserve for loss and
        loss adjustment expenses could be improved to better explain the judgments and
        uncertainties surrounding this estimate and the potential impact on your financial
        statements. We believe in order to meet the principal objectives of MD&A this
        disclosure should enable the investor to understand 1) management's process for
        establishing the estimate 2) the reasons for changes in the historical estimate 3)
        whether and to what extent management has adjusted their assumptions used in
        the most recent estimate for trends or other factors identified from past experience

and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please provide the following to us in disclosure-type format for each line of business discussed. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

- Please disclose the amount of the reserve for loss and loss adjustment expense by line of business for each year presented. Because IBNR, ALAE and ULAE reserve estimates are more imprecise, please disclose these amounts separately from case reserves and from formula reserves.

- We are aware that there are different methodologies for the short-tail vs. long-tail business. As it appears that you have short-tail and long-tail contracts, please provide a description of the methodology used by tail or by line of business in addition to your current disclosures. In addition please disclose your process for calculating the IBNR. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

- Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the reserving methods herein, how you determine the provision for uncertainty.

- It appears that you have significantly revised your estimate of loss reserves recorded in prior years but the current explanation given for the favorable development as due to "normal fluctuations and uncertainty associated with loss reserve development" does not seem to fully explain what were the causes of the changes. As such identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates. Identify the years and the lines of business to which the changes in estimate relate.

- We acknowledge your discussion of the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses on page 32 and on page 58. Please identify and describe those key assumptions by line of business in addition to your current disclosures. In addition please disclose the following:
    1. For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.
    2. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.
- From your disclosures on page 59 we understand management calculates a range in determining the loss reserve recorded in the financial statements. In addition to your current disclosures, please describe the factors that determined the boundaries of the ranges disclosed. Disclose your basis for selecting the recorded amounts rather than any other amounts within the ranges as the best estimates of incurred losses. In addition please clarify whether the 'unexpected two percent increase in the loss cost trends' is in fact the reasonably likely change in that assumption.

Contractual Obligations, page 50

2.   It does not appear that you included the interest on debt and the pension and post retirement benefit obligations in this table. Please provide to us in disclosure type format a revised presentation of this table that includes these liabilities as it would appear that they represent future legal obligations of the Company and are material. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, at (202) 551-3656, or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant